Effective August 31, 1996, as described in the prospectus, the investment objective of the Smith Breeden Equity Plus Fund (formerly the Smith
Breeden Market Tracking Fund) was changed to the following:
"to provide a total return exceeding the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") without additional equity market risk." Prior to that date, the Fund's objective prior to August 31, 1996, was "to provide a total return approximating the S&P 500 Index." The change in objective will not affect how the Fund is managed, and was meant merely to clarify the Fund's investment goals.